EXHIBIT 99.1

Brookfield Renewable to Develop and Construct 1,200-Megawatt Solar Project in Brazil

All amounts in US dollars unless otherwise indicated

BROOKFIELD, News, July 20, 2020 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”), alongside its institutional partners, today announced that it has entered into a binding agreement to acquire a 1,200 MW advanced solar development project in Brazil, which will be targeted for completion in early 2023.

Approximately 75% of the project is contracted under long-term inflation-linked power purchase agreements, and Brookfield Renewable intends to leverage its deep power marketing expertise to contract the remaining generation prior to beginning construction. Total equity required to complete the project is expected to be approximately $200 million.

“This acquisition represents a unique opportunity to invest in one of the largest solar development projects globally,” said Sachin Shah, CEO of Brookfield Renewable. “This investment aligns with our ongoing strategy of acquiring late-stage development projects at attractive valuations and leveraging our construction and energy marketing capabilities and longstanding experience to achieve attractive returns. More broadly, the investment further enhances our technologically diverse 15,000 megawatt global development pipeline and continues to position Brookfield Renewable as a global leader in renewable power investing and a partner to governments and businesses in the decarbonization of global electricity grids.”

The transaction is subject to customary closing conditions and is expected to close in the fourth quarter of 2020.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 19,000 megawatts of installed capacity and a 15,000 megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $515 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:

Media:	Investors:
Claire Holland	Cara Silverman
Senior Vice President – Communications	Manager – Investor Relations
(416) 369-8236	(416) 649-8172
claire.holland@brookfield.com	cara.silverman@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “believes” and “may” or variations of such words and phrases and include statements regarding the proposed acquisition of a 1,200 MW advanced solar development project in Brazil, the prospects and benefits of this proposed acquisition, the expected closing date of the proposed acquisition, the targeted commercial operational date for the project, and any other statements regarding Brookfield Renewable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable is subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include uncertainties as to whether the conditions to the proposed acquisition will be satisfied or satisfied on the anticipated schedule; the timing of the transaction and whether the transaction will be completed; and failure to realize contemplated benefits from the transaction. For further information on these known and unknown risks, please see “Risk Factors” included in Brookfield Renewable’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.

Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.